InterOil Gulf LNG Project Update

SINGAPORE and HOUSTON, July 26, 2011 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC), in response to statements attributed to Papua New Guinea's new Minister of Petroleum and Energy, Minister Potape in a press article published in PNG yesterday, confirms that it has made substantial progress on its Gulf LNG Project. InterOil achieved critical mass in its contingent resource estimate on February 16, 2010 with the independent resource assessment certifying a best case estimate of more than 8 trillion cubic feet (Tcf) of natural gas and associated condensate. Since then, InterOil has entered various framework agreements, contingent on final investment decision (FID), on infrastructure and facilities with a start up capacity of 5 million tonnes per annum (mtpa) in 2014 and potential expansion up to 10.6 mtpa, being the capacity referenced in the 2009 LNG Project Agreement with the government of Papua New Guinea.

InterOil is in the process of informing Minister Potape and his advisors, as it routinely does with the relevant PNG Government departments and advisors, on the structure and economics of the Gulf Project, a project aimed at bringing benefits to stakeholders, including the people of PNG, as soon as possible. We look forward to working with Minister Potape to bring the government and the people of PNG an economically advantaged, modern LNG project as early as possible.

InterOil believes that none of the technology proposed for the Gulf LNG Project is new, being rather the use of existing technologies in new efficient configurations, and this specific type and size of floating LNG facility is well within the operating envelope of existing floating production storage and offloading (FPSO) vessels and is a viable and economically favourable option to accelerate LNG production from the project. The PNG Government has previously provided statements of support and endorsed a separate floating LNG project being explored by one of its own entities, prior to the appointment of the Minister to his current role.

InterOil has operated in PNG since 1995, and proudly employs some 800 people throughout the country in its current operations. It is presently mobilising additional personnel in anticipation of Final Investment Decision (FID) expected to be announced before the end of 2011. InterOil's project management team includes experienced operators from major oil companies who have been responsible for world scale LNG projects. Further we are extremely proud to be associated with the quality of our project development partners which include the world leading corporations: Mitsui & Co. Ltd., Samsung Heavy Industries, Siemens, Chart Industries, Energy World Corporation and Flex LNG. InterOil has a proven track record of accomplishments and infrastructure operations in PNG with a refinery, 13 distribution depots, 11 Aviation sites and 60 retail outlets throughout the country, as well as its largest certified petroleum discovery.

InterOil CEO, Mr. Phil Mulacek said that "InterOil is not in the business of testing new technology and stressed that all technology incorporated in the project is proven and was chosen after a rigorous assessment process. Our project team is currently working with PNG government agencies to demonstrate that we have the financial capacity, knowledge and the qualified personnel to deliver a world class project to PNG, and in particular to one of the more remote and underdeveloped parts of the country."

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil
Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: 281-292-1800	Phone: 281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the progress on the Gulf LNG Project, achievement of critical mass, contingent resource estimates, LNG facilities agreements, economic benefits to the State of PNG, Gulf LNG Project technology, the construction and development of the proposed Gulf LNG Project including LNG plants, the timing of LNG production from the Gulf LNG Project, and InterOil's strategy. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including the heads of agreement entered into with each of Flex Ltd., Samsung Heavy Industries, and Energy World Corporation. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. We include in this press release resource estimates other than proved reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC.

Oil and Gas and Resource Information

InterOil currently has no production or reserves as defined in Canadian NI 51-101 or under the definitions established by the United States Securities and Exchange Commission. The resources information set forth in this press release is based on the 2010 GLJ Report and is a summary of information included in the Statement of Resources and Other Oil and Gas Information of InterOil for the year ended December 31, 2010, which was prepared in accordance with NI 51-101 and is included in InterOil's annual information form for the year ended December 31, 2010, a copy of which has been filed on SEDAR (www.SEDAR.com) and on InterOil's website (www.interoil.com).

Contingent resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources. The following contingencies must be met before the resources can be classified as reserves:

  Sanctioning of the facilities required to process and transport marketable natural gas to market.
  Confirmation of a market for the marketable natural gas and condensate.
  Determination of economic viability.

Although a final project has not yet been sanctioned, Front End Engineering and Design (FEED) studies are ongoing for liquid natural gas (LNG) and condensate stripping operations as options for monetization of the gas and condensate.